December 8, 2025

Yipeng Li
Chief Financial Officer
Cloopen Group Holding Ltd
16/F Tower A, Fairmont Tower
33 Guangshun North Main Street
Chaoyang District, Beijing 100102
People's Republic of China

       Re: Cloopen Group Holding Ltd
           Form 20-F for Fiscal Year Ended December 31, 2024
           Response dated November 21, 2025
Dear Yipeng Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology